Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions)

	Three months ended October 29, 2005	Year ended
		July 30, 2005	July 31, 2004	July 26, 2003	July 27, 2002	July 28, 2001
Earnings before income taxes, minority interest and cumulative effect of accounting changes	$1,759	$8,036	$6,992	$5,013	$2,710	$(874)
Fixed charges	14	54	57	59	80	114

Earnings	$1,773	$8,090	$7,049	$5,072	$2,790	$(760)

Fixed charges(a)	$14	$54	$57	$59	$80	$114

RATIO OF EARNINGS TO FIXED CHARGES	131.3	150.6	123.0	86.3	35.1	— (b)

(a)	Represents the estimate of the interest within rental expense. This amount includes 30 percent of the rental expense, which the Registrant believes is a reasonable approximation of the interest component of rental expense.

(b)	Earnings were inadequate to cover fixed charges by $874 million for the fiscal year ended July 28, 2001.